Exhibit 99.1

PRESS RELEASE

Bonso Reports Half Year Results

HONG KONG, March 30, 2023 (Globe Newswire) -- Bonso Electronics International, Inc. (NASDAQ: BNSO) today announced its unaudited results for the six-month period ended September 30, 2022.

Bonso reported a net loss for the six-month period ended September 30, 2022, of $1.6 million, or $0.33 basic loss per share, as compared to a net loss of $2.1 million, or $0.44 basic loss per share, posted during the six-month period ended September 30, 2021. Net revenue for the six-month period ended September 30, 2022, decreased 10.5% to $5.4 million from $6.0 million for the six-month period ended September 30, 2021. The decrease in revenue resulted principally from the lower demand for the Company’s pet electronic products for the six-month period ended September 30, 2022.

Mr. Andrew So, President and CEO stated: “Our net revenue during the six-month period ended September 30, 2022, decreased as a result of decreased demand for our products. We maintain a strong cash position which allows us to continue designing and manufacturing new electronic scales and pet electronic products. We are optimistic that we will be able to increase sales during the remainder of the year and improve our market share.”

Furthermore, Mr. So stated: “We continue to work with our development partner to obtain the remaining governmental approvals required for the redevelopment of the Shenzhen factory. As the pandemic is over, we expect the redevelopment project will move forward.”

About Bonso Electronics

Bonso Electronics designs, develops, manufactures, assembles, and markets a comprehensive line of electronic scales, weighing instruments and pet electronics products. Bonso products are manufactured in the People's Republic of China for customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. Bonso also independently designs and develops electronic products for private label markets. Bonso rents factory space and equipment to third parties and is also continuing the process to obtain the necessary approvals to redevelop the land upon which its Shenzhen factory is located. For further information, visit the Company's web site at http://www.bonso.com.

This news release includes forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward looking statements may be identified by such words or phrases as "should," "intends," "is subject to," "expects," "will," "continue," "anticipate," "estimated," "projected," "may," "I or we believe," "future prospects," "our strategy," or similar expressions. Forward-looking statements made in this press release that relate to the redevelopment of our old Shenzhen factory involve known and unknown risks and uncertainties that may cause the actual results to differ materially from those expected and stated in this announcement. We undertake no obligation to update "forward-looking" statements.

For more information please contact:

Albert So

Chief Financial Officer and Secretary

Tel: 852 2605 5822

Fax: 852 2691 1724

SOURCE Bonso Electronics

Unaudited Consolidated Balance Sheets

(Expressed in United States Dollars)

	March 31,	September 30,
	2022	2022
	$ in thousands	$ in thousands
	(Audited)	(Unaudited)
Assets

Current assets
Cash and cash equivalents	6,740	5,544
Trade receivables, net	1,493	1,250
Other receivables, deposits and prepayments	762	893
Inventories, net	2,127	915
Income tax recoverable	5	5
Financial instruments at fair value	395	562
Total current assets	11,522	9,169

Investment in life settlement contracts	167	169
Other intangible assets	1,600	1,294
Deferred tax asset	333	333
Right-of-use assets	133	57
Property, plant and equipment, net	9,995	8,797
Total assets	23,750	19,819
Liabilities and stockholders’ equity

Current liabilities
Notes payable - secured	74	27
Bank loans - secured	258	64
Accounts payable	531	455
Contract liabilities	320	320
Accrued charges and deposits	3,243	3,187
Refund liabilities	28	27
Payable to affiliated party	80	80
Lease liabilities	114	57
Total current liabilities	4,648	4,217

Lease liabilities, non-current	19	0
Long-term deposit received	818	818
Long-term loan	2,922	2,985
Total liabilities	8,407	8,020
Stockholders’ equity
Common stock par value $0.003 per share
- authorized shares - 23,333,334
- issued shares: Mar 31, 2022 - 5,828,205; Sep 30, 2022 - 5,828,205	17	17
outstanding shares: Mar 31, 2022 - 4,857,187; Sep 30, 2022 - 4,857,187
Additional paid-in capital	22,795	22,795
Treasury stock at cost: Mar 31, 2022 - 971,018; Sep 30, 2022 - 971,018	(3,082)	(3,082)
Accumulated deficit	(7,083)	(8,682)
Accumulated other comprehensive income	2,696	751
	15,343	11,799

Total liabilities and stockholders’ equity	23,750	19,819

Unaudited Consolidated Statements of Operations and Comprehensive Income

(Expressed in United States Dollars)

	Six months ended September 30, 2021	Six months ended September 30, 2022
	$ in thousands	$ in thousands
	(unaudited)	(unaudited)

Net revenue	6,006	5,373
Cost of revenue	(3,353)	(4,103)
Gross profit	2,653	1,270

Selling, general and administrative expenses	(4,736)	(2,715)
Other income, net	151	23
Loss from operations	(1,932)	(1,422)
Non-operating expenses, net	(182)	(177)
Loss before income taxes	(2,114)	(1,599)
Income tax expense	—	—
Net loss	(2,114)	(1,599)

Other comprehensive income / (loss), net of tax:
Foreign currency translation adjustments, net of tax	(285)	(1,945)
Comprehensive loss	(2,399)	(3,544)

Earnings / (loss) per share

Weighted average number of shares outstanding	4,857,187	4,857,187
Diluted weighted average number of shares outstanding	4,857,187	4,857,187

Loss per common share (in U.S.Dollars)	(0.44)	(0.33)
Loss per common share (in U.S.Dollars) - assuming dilution	(0.44)	(0.33)